Exhibit 1.1

AMENDED ARTICLES OF INCORPORATION

OF

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.1

ARTICLE 1: (Name)

The name of the corporation is “Banco Latinoamericano de Comercio Exterior, S.A.” in Spanish and

“Foreign Trade Bank of Latin America, Inc.” in English. The corporation may also use the commercial name “Bladex”.

ARTICLE 2: (Purpose)

The purpose of the corporation is to promote the economic development of Latin American countries, as well as their foreign trade. In order to fulfill said objective, the corporation may engage in all kinds of banking or financial business, investments and any other such business as may promote foreign trade as well as the development of Latin American countries. The corporation may also engage in different businesses than those described hereinabove, provided that it has obtained the approval of the shareholders thereto, by resolution adopted by the affirmative vote of one half (1/2) plus one of the common shares present or represented in a meeting of shareholders called to obtain such authorization, which affirmative vote shall necessarily include the vote of three-fourths (3/4) of class A common shares issued and outstanding.

ARTICLE 3: (Powers)

In pursuit of the above-mentioned purposes, the corporation shall have, among others, the power to:

a)	Grant loans and extend credit guaranteed by commercial documents, by credit instruments or by any other form of security, relating to the export of goods and services of any kind;

b)	Own, hold, purchase, sell, withdraw, make, draw, accept, endorse, discount, guarantee and carry out any operation with promissory notes, bills of exchange, option certificates for the acquisition of shares and any other securities or credit instruments in any country, as well as to carry out foreign exchange operations;

c)	Borrow and accept credits from any companies or banking and credit institutions, and to issue bonds, debentures, promissory notes and any other kind of obligations or instruments;

d)	Act as an international financial agent;

e)	Generally, carry out any kind of banking, securities and financial operations.

The list of powers mentioned above shall not be construed as a limitation or restriction of the powers of the corporation, but on the contrary, as additional and supplementary to the general powers and authorities granted to corporations by the laws of the Republic of Panama.

1 The Amended and Restated Articles of Incorporation as filed with the Public Registry of Panama are originally written in Spanish language. This is an English translation of such Amended and Restated Articles of Incorporation. In the event of any discrepancies between the meaning of the terms of the Articles of Incorporation in English and the Articles of Incorporation in Spanish, the meaning of the terms of the Articles of Incorporation in Spanish will govern.

ARTICLE 4: (Authorized Capital)

The corporation shall have an authorized capital of two hundred and ninety million (290,000,000) shares,

divided as follows:

(a) Two hundred and eighty million (280,000,000) common shares without par value, comprised of:

1. Forty million (40,000,000) class A common shares without par value;

2. Forty million (40,000,000) class B common shares without par value;

3. One hundred million (100,000,000) class E common shares without par value;

4. One hundred million (100,000,000) class F common shares without par value; and

(b) Ten million (10,000,000) preferred shares, with a par value of ten U.S. Dollars (US$ 10.00) each.

The authorized capital shall be at least equal to the total amount represented by the preferred shares with par value, if any, plus an amount to be determined in respect of every common share without par value to be issued, and the amounts as may from time to time be added to the authorized capital by resolution of the board of directors.

All shares of the corporation, including common shares and preferred shares, shall be issued only in registered form.

All common shares shall have the same rights and privileges, regardless of their class, except in such cases where these articles of incorporation expressly provide otherwise. Each class A, class B, class E and class F common share shall be entitled to one vote at meetings of the shareholders, except that, in respect of the election of directors, voting rights shall be exercised cumulatively by class as provided by article 12 of these articles of incorporation.

Class A common shares may only be issued in the name of any of the following entities in Latin American countries:

a)	Central banks;

b)	Banks in which the State is the majority shareholder; or

c)	Other government agencies.

For purposes of these articles of incorporation, the expression “Latin American countries” includes the countries, associated free states and island territories in the Caribbean.

Class B common shares may only be issued in the name of banks or financial institutions.

Class E common shares may be issued in the name of any person, whether a natural person or a legal entity.

Class F common shares may only be issued in the name of:

(i)	State entities and agencies of non-Latin American countries, including, among others, central banks and banks in which the State is the majority shareholder, of those countries; or

(ii)	Multilateral financial institutions, be it international or regional institutions.

The board of directors shall determine whether a given person qualifies, or not, as a shareholder of the class A, B or F shares of the corporation.

The preferred shares may be issued in one or more series, and each of those series shall have such rights, preferences, privileges and obligations as the board of directors establishes at the time of their original issuance, through a certificate of designation, which shall be filed with the Public Registry of the Republic of Panama. The issuance of preferred shares will require the affirmative vote of a majority of the directors present, which majority must include the votes of no less than two (2) directors which represent the class A shareholders. The preferred shares have no voting rights, except as otherwise contemplated in their certificate of designation and only in the case of breach of their terms.

The preferred shareholders will only have the right to elect one (1) director (regardless of the existence of one or more series of preferred shares) in the event of a breach of the terms of the preferred shares, and only if so contemplated in the certificate of designation. The election of said director, if such be the case shall be made in accordance with the cumulative voting system set forth in Article 12 of these articles of incorporation. In the event the preferred shareholders have the right to elect one (1) director, the total number of directors of the corporation contemplated in Article 12 of these articles of incorporation shall be increased by one. The preferred shares that are redeemed and cancelled by the corporation may be reissued as part of the same or another series of preferred shares authorized by the board of directors of the corporation.

ARTICLE 5: (Transfer and Exchange of Shares)

Class A common shares may only be transferred between the class A shareholders or persons that qualify to be class A shareholders.

Class B common shares may only be transferred between the class B shareholders or persons that qualify to be class B shareholders.

Class E common shares may be freely transferred without restriction to any person, whether a natural person or a legal entity.

Class F common shares may only be transferred between class F shareholders or persons that qualify to be class F shareholders.

The holders of class B common shares may at any time, and with no limitation, exchange class B common shares for class E common shares, at a rate of one (1) class B common share for one (1) class E common share. Whenever the right of conversion dealt with in this paragraph is exercised, the class B shares being exchanged shall be converted into class E shares, and consequently the certificates representing the shares that are transferred shall be cancelled, and in their stead new certificates representing class E shares shall be issued.

Similarly, the holders of class F common shares may at any time, and with no limitation, exchange their class F common shares for class E common shares, at a rate of one (1) class F common share for one (1) class E common share.

Any time the right of conversion dealt with in this paragraph is exercised, the class F shares being exchanged shall be converted into class E shares, and consequently the certificates representing the shares that are transferred shall be cancelled, and in their stead new certificates representing class E shares shall be issued.

ARTICLE 6: (Pre-emptive Rights)

Class A, class B and class F shareholders shall have pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them. Notwithstanding the foregoing, in any given year, the corporation may issue and sell up to three percent (3%) of the issued and outstanding class A, class B and class F common shares of record as of January 1st of such year, without triggering pre-emptive rights with respect to those shares. The holders of class E shares shall have no pre-emptive rights in respect of any class of shares issued by virtue of a capital increase. The liability of shareholders is limited to the amounts unpaid for shares subscribed.

ARTICLE 7: (Share Register)

The share register required by law shall be kept at the main office of the corporation or at any other place determined by the board of directors. The corporation may appoint one or more transfer agents to register and transfer its shares. The share register may be kept by manual, electronic or any other means permitted by law. The shares in the corporation may be issued in the form of share certificates, global share certificates or in book entry form, as determined by the board of directors.

ARTICLE 8: (Domicile)

The domicile of the corporation shall be in Panama City, Republic of Panama, but the corporation may, as approved by the board of directors, carry out operations and establish branches in any part of the world, as well as keep its records and hold assets in any part of the world. The corporation may also establish such subsidiaries, as it may deem convenient in order to conduct its business and its operations, either within or outside of the Republic of Panama.

ARTICLE 9: (Duration)

The duration of the corporation shall be indefinite.

ARTICLE 10: (Meetings of Shareholders)

Meetings of shareholders may be held in the Republic of Panama or in any other country. There shall be a general meeting of holders of the common shares every year, on such date and in such place as may be determined by resolution of the board of directors, to elect directors and transact any other business duly submitted to the meeting by the board of directors.

Holders of the common shares shall hold extraordinary meetings, when called by the board of directors, as it may deem it necessary. In addition, the board of directors or the President of the corporation shall call an extraordinary meeting of holders of the common shares when requested in writing by one or more holders of common shares representing at least one-twentieth of the issued and outstanding capital.

ARTICLE 11: (Notice, Quorum and Voting in Meetings of Shareholders)

In order to have a quorum at any meeting of shareholders, it is required that one-half plus one of the common shares issued and outstanding be represented at the meeting. Whenever a quorum is not obtained at a meeting of shareholders, the meeting shall be held in the second meeting date set forth in the notice of the meeting with the common shares represented in such second meeting date. All resolutions of shareholders shall be adopted by the affirmative vote of one-half plus one of the common shares represented at the meeting where the resolution was adopted. However, the adoption of resolutions regarding the following matters, shall require the affirmative vote of one-half plus one of the common shares represented at the meeting plus three-quarters (3/4) of all issued and outstanding class A shares:

a)	Dissolution of the corporation;

b)	Any amendment to articles 2, 3, 4, 11, 12, 16 and 21 of the articles of incorporation;

c)	A merger or consolidation of the corporation.

Notice of meetings of shareholders, whether ordinary or extraordinary, shall be personally delivered to each registered shareholder with voting rights or sent by fax, telex, courier, air mail or any other means authorized by the board of the directors, at least thirty days before the date of the meeting, counted from the date that the notice was sent. The notice of the meeting shall include the agenda of the meeting. At any meeting of shareholders, shareholders may be represented by a proxy who need not be a shareholder, and who may be appointed by public or private document, with or without power of substitution.

Within a period of twenty (20) days prior to the date fixed for holding a meeting of shareholders, or during the meeting, any holder of common shares shall have the right to request, in the first case, the board of directors, and in the second case, the President of the meeting, to include any matter in the agenda. Such matter shall be considered by the meeting if the inclusion of the matter in the agenda is supported by the affirmative vote of two-thirds (2/3) of the common shares issued and outstanding.

Whenever the holders of the preferred shares are entitled to vote pursuant to article 4(c) of these articles of incorporation, a meeting of the holders of the preferred shares shall be called by the President of the corporation as soon as possible.

Upon request to the board of directors or the President of the corporation, shareholders representing at least one-twentieth of the issued and outstanding shares of any given class may hold a meeting separately as a class for the purpose of considering any matter which, in accordance with the provisions of these articles of incorporation and the by-laws, is within their competence.

Quorum for a meeting of shareholders of any class of shares of common stock shall require that one-half plus one of the issued and outstanding shares of common stock of the said class be represented at the meeting.

Whenever a quorum is not obtained at a meeting of shareholders of any given class of shares of common stock, the meeting shall be held in the second meeting date set forth in the notice of the meeting with the common shares of that particular class represented in such second meeting date.

ARTICLE 12: (Board of Directors)

The Board of Directors shall direct and control the business and assets of the corporation, except for those matters specifically reserved to shareholders by law or these articles of incorporation. Without limiting the generality of the foregoing, the board of directors may dispose of the assets of the corporation or give them as security for obligations of the corporation or of its subsidiaries or affiliates or of persons in which the corporation has an interest.

The Board of Directors may grant general and special powers of attorney, authorizing directors, officers and employees of the corporation or other persons to transact such business and affairs within the competence of the board of directors, as the board of directors may deem convenient to entrust to each of them.

The board of directors shall consist of ten (10) members, but may be increased to eleven (11) members, as follows:

a)	Three (3) directors shall be elected by the holders of the class A common shares;

b)	Five (5) directors shall be elected by the holders of the class E common shares;

c)	Two (2) directors shall be elected by the holders of all of the common shares; and

d)	So long as the number of issued and outstanding class F common shares is equal to or greater than fifteen per cent (15%) of the total number of issued and outstanding common shares of the corporation, the class F shareholders shall have the right to elect one (1) director of the corporation. For purposes of this paragraph, on December 31st of each year, the Chairman and the Secretary of the corporation shall jointly determine, based upon the share register of the corporation, the percentage that the total number of issued and outstanding class F shares bear to the total number of issued and outstanding shares of common stock of the corporation on that date. Should the percentage so determined be such as to grant the class F shareholders the right to elect said director, the corporation shall take the necessary measures for the election of the same at the next ordinary annual meeting of shareholders. On the contrary, if the percentage so determined is such as to make the class F shareholders lose their right to representation on the board of directors, this shall be made known at the next ordinary annual meeting of shareholders and the class F director occupying the class F post will occupy so only until said ordinary annual meeting of shareholders, even if on that date the three-year term to which the class F director was elected had not yet expired. Despite the class F shareholders having lost the right to elect a director on a given year, this right shall be recovered if on any following December 31st the class F shareholders have a percentage of participation that allows them to elect one (1) director, as contemplated in this article.

The board of directors may nominate candidates for the position of director for the E and F class of shares and for those elected by all the classes jointly.

In the ordinary annual meeting of shareholders, the shareholders of each class shall elect the directors that they are entitled to appoint corresponding to each class of shares, in accordance with this article and the other provisions of these articles of incorporation. For all legal purposes, the composition of the board of directors shall remain the same until the new director or directors have been elected by the ordinary annual meeting of shareholders.

Directors shall be elected for periods of three (3) years and may be re-elected.

Whenever a person is elected as a class A or class F director, as the case may be, due to the position that such person occupies at an institution that is a class A or class F shareholder, respectively, and this is expressly stated at the time of such person’s nomination and election, then, after having been elected as such, said person shall submit his or her resignation as a director of the corporation if such person ceases to have the stated relation with said institution. Should such person fail to submit his or her resignation as a director of the corporation, the board of directors may declare the position vacant and proceed to fill the vacancy by electing a new director. The new director shall hold such office for the remainder of the period for which the director whose resignation or removal caused said vacancy had been elected.

The holders of class A, class E and class F shares shall vote separately as a class for the election of directors of the corporation.

The holders of class A, class E and class F shares may meet separately as a class, whenever deemed convenient, for the purpose of removing a director elected by such class. In addition, in the event of a vacancy among the directors elected by any such class, if the board of directors has not filled the corresponding vacancy, such class may meet separately to elect a new director for the remainder of the period of its predecessor.

For the election of directors, the shareholders of each class shall have a number of votes equal to the number of shares for such class held by the shareholder, multiplied by the number of directors to be elected by such class, and the shareholder may cast all of the votes in favor of one candidate or distribute them among all the directors to be elected, or among two or more of them, as the shareholder may decide.

The meetings of the board of directors shall be held as frequently as the by-laws stipulate, or as determined by the board of directors, in the Republic of Panama or in any other country. Directors will be deemed to be present at meetings of the board of directors if they are in direct communication by telephone, videoconference or any other means of communications authorized by the board of directors.

Notice of meetings of the board of directors shall be given to each director by an officer or director of the corporation, by personal delivery, fax, e-mail, telex, courier or air mail. The presence of a majority of the directors in office who are not employees of the corporation shall be required in order to hold a valid meeting of the board of directors.

The resolutions of the board of directors shall be adopted by the affirmative vote of the majority of the directors present at the meeting.

Written resolutions of the board of directors that have been signed by a majority of the directors of the corporation shall be valid and binding resolutions of the board of directors, even if they have been signed on different dates and at different places, provided that the proposed resolution has been timely circulated among all directors.

ARTICLE 13: (Committees)

The board of directors may create one or more committees that shall have the powers and the duties delegated to them by the board of directors, subject to the provisions of these articles of incorporation. Each committee shall have two or more members of the board of directors, appointed in the manner and for the term which the board of directors may determine.

ARTICLE 14: (Advisory Council)

The board of directors may appoint an advisory council that may be comprised of up to ten (10) persons. The advisory council shall meet twice a year or whenever the board of directors of the corporation may convene it, and its duties shall only consist of providing advice to the board of directors.

ARTICLE 15: (Officers)

The corporation shall have a President, a Chief Executive Officer, a Treasurer and a Secretary who shall be elected by the board of directors; and it shall also have such other officers as the board of directors may determine from time to time.

ARTICLE 16: (Chief Executive Officer)

The Chief Executive Officer shall be the legal representative of the corporation, and shall have the following powers subject to the directives established by the board of directors:

a)	To manage the affairs of the corporation on a daily basis, especially the execution of its programs, the conduct of its operations, the custody of its patrimony and the fulfillment of all of the resolutions of the board of directors;

b)	To appoint, promote, transfer and remove the corporation’s employees, as well as to fix their remuneration and other working conditions;

c)	To grant powers of attorney to be granted for the purposes of judicial or out-of-court representation of the corporation;

d)	To participate in the meetings of the board of directors, and to authorize by his signature the corporation’s acts, contracts and documents, within the parameters established by the board of directors; and

e)	Any other powers which the board of directors may delegate to him.

In the permanent absence of the Chief Executive Officer, the representation of the corporation shall rest on the person or persons whom the board of directors may determine from time to time.

ARTICLE 17: (By-laws)

The board of directors may adopt and amend the by-laws of the corporation.

ARTICLE 18: (Amendments)

The corporation reserves the right to amend these articles of incorporation, from time to time, as the shareholders may approve, in accordance with article 11 of these articles of incorporation, and all of the rights conferred to shareholders, directors and officers shall be subject to this reservation.

ARTICLE 19: (Resident Agent)

As long as the board of directors does not otherwise decide, the resident agent of the corporation shall be the law firm of Arias, Fábrega & Fábrega, with a domicile in Plaza Bancomer Building, Fiftieth street, Panama City, Republic of Panama.

ARTICLE 20: (Subscribers)

The names, addresses and the number of shares subscribed by the original subscribers of shares in the corporation appear set down in the original Articles of Incorporation of the corporation, which has been duly registered in the Public Registry of the Republic of Panama.

ARTICLE 21: (Fundamental Financial Policies)

The fundamental financial policies of the corporation are the following:

a)	In all its credit operations, the corporation shall be guided by business criteria framed within the conditions of competition in the financial markets wherein it may operate. Specifically, the corporation shall not grant subsidies of interest rates nor banking commissions under any circumstances.

b)	For the rediscount of documents and the granting of loans, the corporation shall ascertain the existence of adequate conditions for the convertibility and transferability of the currencies required to liquidate the corresponding obligations at their maturity and, when proper, shall adopt the necessary measures to comply with such conditions.

c)	The corporation may only grant credit to borrowers organized, domiciled or operating in a country whose corresponding state agency is a holder of class A shares. Notwithstanding the foregoing, the corporation may grant credit to borrowers who do not meet the previously stated qualification, as long as the object of such loans is, directly or indirectly, related to the foreign trade of countries whose corresponding trade agency is a holder of class A shares. In order to facilitate the diversification and management of liquidity, credit and market risks, the restrictions described above shall not extend to the investment portfolio administered by the corporation’s Treasury.

d)	The corporation may accept sight and time deposits, negotiate loans and lines of credit in its favor and, in general, issue all type of securities to obtain financial resources. The conditions of these operations by the corporation shall be framed within the policies determined to such effect by the board of directors.

The corporation may carry out studies and take any steps that it may deem to be relevant to establish export credit insurance systems of a multinational nature and collaborate with Latin American countries in carrying out market research for the promotion of exports of goods and services, in accordance with programs approved by the board of directors for such purpose.

ARTICLE 22: (First Transitory Article)

Without prejudice to the provisions of article 12 of these articles of incorporation, and in order to maintain a staggered board, the directors of the corporation shall be the following persons as from the moment of approval of these amendments to the articles of incorporation.

Name	Represents Class	Term Expires	Address

Guillermo Güemez García	A	2002	5 de Mayo No. 2, 4to. Piso Colonia Centro, Código Postal 06059 México D.F
Rossano Maranhao Pinto	A	2001	Edif. Sede III- 24 Andar CEP.70089-900 Brasilia- DH- Brasil
Sebastiao G. Toledo Cunha	B	2001	A. Paulista 1000–16 Piso CEP.01310-912 Sao Paulo, SP, Brasil
Ernesto A. Bruggia	B	2002	San Martín 137, Piso 1 1004 Buenos Aires, Argentina
Roland B. Bandelier	B	2001	7 World Trade Center, 26th Floor, New York New York 10048, U.S.A.
Valentín E. Hernández	B	2002	111 Wall St., 19th Floor, Zone 1, New York New York 10043, U.S.A.
Mario Covo	E	2002	17 Park Drive South Rye, New York, 10580 U.S.A.
Will C. Wood	E	2003	1550 El Camino Real, Suite 275, Menlo Park CA. 94025, U.S.A.
José Castañeda Vélez	All	2003	Calle 50 & Aquilino de la Guardia, Apdo. 6-1497 El Dorado, Panama Republic of Panama
Gonzalo Menéndez Duque	All	2003	Teatinos No. 180, Piso 13 Habitación No. 1322 Santiago, Chile

ARTICLE 23: (Second Transitory Article)

Upon the approval of these amendments to these articles of incorporation, all class B and class C shares of common stock shall be automatically converted into the new class B shares of common stock, without requiring any further act or authorization, at the rate of one class B or class C share of common stock, as the case may be, for one new class B share of common stock.